Exhibit 99.1

ASM International N.V.

ASM International N.V. Announces Availability

of Upcoming Investor Presentation Webcast

ALMERE, The Netherlands, May 2, 2011 — ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) today announced that it will provide a webcast of its presentation at the Jefferies Global Technology, Internet, Media and Telecom Conference to be held in New York City on Tuesday, May 10, 2011 at 10:40 a.m. (ET). The webcast will be available on ASMI’s website at www.asm.com, on the Investor Relations page.

About ASM

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Contacts:

Erik Kamerbeek

+31 88 100 8500

Mary Jo Dieckhaus

+1 212 986 2900